22003459

SEC Mail Processing

MAR 01 2022

Washington, DC

Washington, D.C. 20549

ON

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III
# FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hartford Funds Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

690 Lee Road
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING

Shannon O'Neill 610-386-4034 (Area Code – Telephone No.) shannon.oneill@hartfordfunds.com (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports is contained in this filing*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1700 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
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| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DMS

**HARTFORD FUNDS DISTRIBUTORS, LLC**
**(A Wholly Owned Subsidiary of Hartford Funds Management Group, Inc.)**

**TABLE OF CONTENTS**

This report** contains the following information:
(Check all applicable boxes)



***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**AFFIRMATION**

I, Gregory Frost, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hartford Funds Distributors, LLC (the "Company") as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Gregory Frost
Chief Financial Officer

I, Shannon O'Neill, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hartford Funds Distributors, LLC (the "Company") as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Shannon O'Neill
VP and Controller

Subscribed to before me this day of February 25, 2022.

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Charlene DeLan, Notary Public
Montgomery County
My commission expires October 22, 2024
Commission number 1245419
Member, Pennsylvania Association of Notaries

Deloitte.

**Deloitte & Touche LLP**
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

**To the Board of Managers and Member of Hartford Funds Distributors, LLC**

**Opinion on the Financial Statement**

We have audited the accompanying consolidated statement of financial condition of Hartford Funds Distributors, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

*Deloitte & Touche LLP*

February 25, 2022

We have served as the Company's auditor since 2002.

## HARTFORD FUNDS DISTRIBUTORS, LLC
**(A Wholly Owned Subsidiary of Hartford Funds Management Group, Inc.)**

**CONSOLIDATED STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2021**
***($ in thousands)***

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 32,931 |
| Investments | | 60,736 |
| Prepaid commissions | | 6,933 |
| Receivables: | | |
| Hartford Funds | | 2,328 |
| Affiliates | | 1,262 |
| Other assets | | 1,888 |
| **Total assets** | $ | 106,078 |
| **Liabilities and Member's Equity** | | |
| Accrued compensation and benefits | $ | 25,253 |
| Accrued expenses and other liabilities | | 17,902 |
| Due to affiliates | | 10,329 |
| **Total liabilities** | | 53,484 |
| Member's capital | | 18,196 |
| Accumulated earnings | | 31,380 |
| **Total Hartford Funds Distributors, LLC member's equity** | | 49,576 |
| Redeemable noncontrolling interest | | 3,018 |
| **Total member's equity** | | 52,594 |
| **Total liabilities, redeemable noncontrolling interest and member's equity** | $ | 106,078 |

See notes to financial statements.

## 1. ORGANIZATION

Hartford Funds Distributors, LLC (the "Company" or "HFD") is a single member Limited Liability Company and a wholly owned subsidiary of Hartford Funds Management Group, Inc. ("HFMG"), whose ultimate parent is The Hartford Financial Services Group, Inc. ("The Hartford" or "Parent").

HFD is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a limited purpose broker-dealer and agent for the sale and distribution of shares of capital stock of Hartford Mutual Funds, Inc., Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc. (collectively, "Hartford Funds") as well as the distribution of Hartford Funds 529 Plan products. These shares are directly advised or serviced by HFMG and its consolidated subsidiaries.

The Company also assists in the marketing and promotion of shares of capital stock for Lattice Strategies Trust and Hartford Funds Exchange-Traded Trust which are distributed by an unaffiliated independent broker-dealer.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation and Use of Accounting Estimates** — The Consolidated Financial Statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Noncontrolling interest on the Consolidated Statement of Financial Condition represents the portion of consolidated sponsored investment funds in which the Company does not have direct equity ownership. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates in the Company's financial statements include equity-based compensation and the consideration of contingent liabilities. Actual results could differ from those estimates.

**Cash and Cash Equivalents** — Cash and cash equivalents represent cash on deposit in commercial bank checking accounts and money market securities redeemable on demand.

The Company maintains its cash balances with major national depository institutions, in amounts which may at times exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should these financial institutions be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on such deposits.

**Investments** — The Company's investments are investments in sponsored products in Hartford Funds. Investments in sponsored products include equity securities and equity method investments. When creating a new investment product, the Company typically funds the initial investment, commonly referred to as "seeding". This allows the investment product to generate an investment performance track record. The Company generally redeems the investment when third party investments in the related product are sufficient to sustain the strategy, or when a decision is made to no longer pursue the strategy.

Consolidated investment products consist of Hartford Funds in which the Company owns greater than 50% of the product. Consolidated investment products are typically deconsolidated when the Company no longer has a controlling financial interest due to redemptions of its investment or increase in third-party investments. The Company's investments in these products subsequent to deconsolidation are accounted for as either equity method investments (when the Company owns between 20% and 50% of the fund) or equity securities measured at fair value (when the Company owns less than 20% of the fund).

All of the Company's equity method investments are sponsored products that record their underlying investments at fair value. Therefore, under the equity method of accounting, the Company's share of the investee's underlying net income or loss is predominantly representative of fair value adjustments in the investments held by the equity method investee. The Company's share of the investee's net income or loss is based on the most current information available and is recorded as a net gain or loss on investments within nonoperating income.

**Prepaid Commissions** — Prepaid commissions are paid to external broker-dealers on sales of class A and C shares of Hartford Funds. The Company recovers prepaid commissions through monthly receipt of distribution fees from Hartford Funds or through early redemption of shares within the contingent deferred sales charge ("CDSC") period. Prepaid commissions resulting from sale of shares of Hartford Funds are amortized on a straight-line basis over a 12 to 18 month period depending on the share class, or until the underlying shares are redeemed. The Company reviews the recoverability of prepaid commissions on a quarterly basis and as events or changes in circumstances indicate that the carrying amount may not be recoverable and adjusts them accordingly. Based upon the Company's assessment as of December 31, 2021, no impairment occurred.

**Receivables from Hartford Funds** — Receivables from Hartford Funds include distribution fees and are carried at cost.

**Receivables from Affiliates and Due to Affiliates** — Amounts due from affiliates primarily include receivables from Hartford Funds Management Company, LLC ("HFMC") for related party services. Amounts due to affiliates primarily include general operating expenses.

**Income Taxes** — The Company is a limited liability company which allows it to be disregarded as a separate legal entity under federal and certain state income tax requirements such that operating activities are considered those of its Parent company and would be included in its Parent's consolidated federal income tax return and certain combined state income tax returns. The Company elects to include amounts of The Hartford's current and deferred taxes in its financial statements as described in ASU 2019-12. However, the Company and The Hartford have entered into a tax sharing agreement under which each member in The Hartford's consolidated U.S. Federal income tax return

will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, generally will be determined as though the Company were filing a separate Federal income tax return except that current credit for net losses will accrue to the Company to the extent the losses provide a benefit in the Hartford's consolidated tax return. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the entities included in The Hartford's consolidated Federal income tax return are able to recognize (or currently use) the related deferred tax asset or attribute. Thus, the need for a valuation allowance is determined at The Hartford's consolidated return level rather than at the level of the individual entities comprising the consolidated group. It was determined that no valuation allowance was necessary as of December 31, 2021, as the consolidated group believes it is more likely than not that the deferred tax assets will be fully realized.

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

**Revenue recognition**— The Company earns revenue primarily by providing distribution and underwriter services to Hartford Funds. Revenue is recognized for each distinct performance obligation identified in contracts with customers when the performance obligation has been satisfied by providing services.

Distribution fees include fees promulgated under the Investment Company Act of 1940 ("Rule 12b-1") which are collected in connection with activities intended to result in the sale of Hartford Funds. Distribution fees are recorded as revenue in the period in which services are performed and are presented gross of commission expense incurred from external broker-dealers. Hartford Funds allows for payment to the Company of 0.25% to 1.00% of average daily net assets under management on various share classes on an annual basis. Distribution fees are assessed based on average daily net assets values from Hartford Funds, which are recorded in the period in which the services are provided and collected monthly.

The Company has a Related Party Services Agreement (the "Related Party Agreement") with Hartford Funds Management Company, LLC ("HFMC"). Under the terms of the Related Party Agreement, HFMC compensates the Company for providing distribution, shareholder support, administrative and other services in support of the Company's role as the exclusive selling agent and principal underwriter. Related party services are earned in the period in which services are performed and are paid monthly pursuant to the terms of the respective contractual agreement.

Underwriter concessions are earned on the sale of class A shares of Hartford Funds. Upon purchase of class A shares, the shareholder is required to pay the initial sales charge of up to 5.50% to the selling-broker and an underwriter concession to HFD of up to 0.75% of the dollar value of the shares purchased. The sales charge for class A shares typically declines as the shareholder's investment amount increases. Revenue from underwriting concessions are deemed fixed amounts and are presented net, as the Company is responsible for arranging the underwriting fees of the Hartford Funds while third party selling firms are responsible for sales of the shares to investors. These underwriting concessions are recognized on the trade date as sales of Hartford Funds' shares occur and are collected daily.

Other revenue consists of revenue from shareholders' early redemption of class A, and C shares within the CDSC period as well as interest income associated with cash and cash equivalents. The CDSC is an asset-based fee that is charged to investors that redeem during the stated CDSC period.

Distribution and CDSC fees are considered variable and are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. Fluctuations in equity markets, volume and mix of sales and redemptions of Hartford Funds, and other changes to the composition of assets under management are all factors that ultimately have a direct effect on revenue earned.

## 3. INVESTMENTS

The Company's investments as of December 31, 2021 were as follows:

| | |
|---|---|
| Equity method securities | $ 24,338 |
| Equity securities | 36,398 |
| Total Investments | $ 60,736 |

The balances related to consolidated sponsored products in the Company's Consolidated Balance Sheet were as follows:

| | |
|---|---|
| **Assets** | |
| Cash | $ 9 |
| Investments | 26,675 |
| Other assets | 61 |
| **Total assets** | $ 26,745 |
| **Liabilities** | |
| Other liabilities | $ 46 |
| Total liabilities | 46 |
| **Stockholders' equity** | |
| Redeemable noncontrolling interest | 3,018 |
| The Company's equity | 23,681 |
| Total stockholders' equity | 26,699 |
| **Total liabilities and stockholders' equity** | $ 26,745 |

The Company has no right to the consolidated sponsored products' assets, other than its direct equity investments in them and fees earned from them. The debt holders of the consolidated sponsored products have no recourse to the Company's assets beyond the level of its direct investment, therefore the Company bears no other risks associated with the consolidated sponsored products' liabilities.

## 4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company carries certain financial assets and liabilities at estimated fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between

market participants. The Company's fair value framework includes a hierarchy that gives the highest priority to the use of quoted prices in active markets, followed by the use of market observable inputs, followed by the use of unobservable inputs. The fair value hierarchy levels are as follows:

Level 1 Fair values based primarily on unadjusted quoted prices for identical assets or liabilities, in active markets that the Company has the ability to access at the measurement date.

Level 2 Fair values primarily based on observable inputs, other than quoted prices included in Level 1, or based on prices for similar assets and liabilities.

Level 3 Fair values derived when one or more of the significant inputs are unobservable (including assumptions about risk). With little or no observable market, the determination of fair values uses considerable judgment and represents the Company's best estimate of an amount that could be realized in a market exchange for the asset or liability. Also included are securities that are traded within illiquid markets and/or priced by independent brokers.

The Company will classify the financial asset or liability by level based upon the lowest level input that is significant to the determination of the fair value. In most cases, both observable inputs (e.g., changes in interest rates) and unobservable inputs (e.g., changes in risk assumptions) are used to determine fair values that the Company has classified within Level 3.

The following table presents assets measured or disclosed at fair value on a recurring basis:

| | Total | Level 1 | Level 2 | Level 3 | NAV as a Practical Expedient |
|---|---|---|---|---|---|
| **Financial Assets:** | | | | | |
| Equity method securities | $ 24,338 | $ - | $ - | $ - | $ 24,338 |
| Equity securities: | | | | | |
| Held by consolidated sponsored funds | 26,699 | 26,699 | - | - | - |
| Non-consolidated sponsored funds and other | 9,699 | - | - | - | 9,699 |
| Money market securities | 30,679 | 30,679 | - | - | - |
| Total financial assets | $ 91,415 | $ 57,378 | $ - | $ - | $ 34,037 |

The fair value of money market and equity securities are determined using unadjusted quoted prices for identical assets in active markets.

For the period ended December 31, 2021 there were no transfers in or out of level 3.

As a practical expedient to value certain equity method securities that do not have a readily determinable fair value and have attributes of an investment company, the Company uses NAV as the fair value. Investments for which fair value was estimated using NAV as a practical expedient consist of redeemable investment companies.

Money market securities are reported in cash and cash equivalents on the Consolidated Statement of Financial Condition.

## 5. TRANSACTIONS WITH RELATED PARTIES

### Transactions with Hartford Funds

A significant portion of the Company's revenue is earned from the sale and distribution of Hartford Funds. Contracts with Hartford Funds are subject to annual review and approval by each fund's Board of Trustees.

### Transactions with Affiliates

Amounts due to affiliates include $2,137 for federal income taxes and $8,192 for general operating expenses.

Transactions with affiliates may not be inclusive of all economic benefits received from or provided to the Parent or affiliates. Transactions with affiliates are settled monthly with cash transfers.

## 6. BENEFIT PLANS

Substantially all U.S. employees of the Company are eligible to participate in The Hartford Investment and Savings Plan under which designated contributions may be invested in a variety of investments, including up to 10% in a fund consisting largely of common stock of The Hartford. The Company's contributions include a non-elective contribution of 2.0% of eligible compensation and a dollar-for-dollar matching contribution of up to 6.0% of eligible compensation contributed by the employee each pay period. The Company also maintains a non-qualified savings plan, The Hartford Excess Savings Plan, with the dollar-for-dollar matching contributions of employee compensation in excess of the amount that can be contributed under the tax-qualified Investment and Savings Plan. An employee's eligible compensation includes overtime and bonuses but for the Investment and Savings Plan and Excess Savings Plan combined, is limited to $1,000 annually.

## 7. INCOME TAXES

The Hartford and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions as applicable.

Deferred tax liability of $228 is included in amounts due to affiliates on the Consolidated Statement of Financial Condition. At December 31, 2021, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

The Company is not currently under audit by any Federal or State jurisdiction. The Company believes that adequate provision has been made in the financial statements for any potential adjustments that may result from tax examinations and other tax-related matters for all open tax years.

## 8. CAPITAL RESERVE REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital

and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15:1. In addition, the Company may be prohibited from expanding its business or paying cash membership interest if its ratio of aggregate indebtedness to net capital is greater than 10:1.

Advances to The Hartford and its affiliates, member interest payments, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

Net capital information is presented in the following table as of December 31, 2021:

| | |
|---|---|
| Required net capital | $ 3,566 |
| Net capital | $ 27,862 |
| Ratio of aggregate indebtedness to net capital | 1.92:1 |

## 9. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into contracts that contain a variety of representations and customary indemnifications. The Company's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on their experience to date, the Company expects the risk of loss to be remote.

## 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 25, 2022, the date these financial statements were available for issuance. No events were noted that were required to be recorded or disclosed in the financial statements.

* * * * * *